

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3010

January 22, 2010

Spiros Sinnis
President and CEO
Prime Estates & Development, Inc.
4709 West Golf Rd., Suite 425
Skokie, Illinois 60076

>   **Re: Prime Estates & Development, Inc.
>   Amendment No. 2 to Form S-1 Registration Statement on Form S-11
>   Filed January 5, 2010
>   File No. 333-162597**

Dear Mr. Sinnis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 4

1. We note the revised disclosure on pages 4 and 24 that your investment strategy also may include investments in real estate-related assets, including development projects, and that such investments also may have what you believe to be opportunities for capital gain, whether as a result of a discount purchase or related equity participations. Please revise to describe the increased risks associated with these investments, including risks associated with development projects and potential discount purchases, and explain what you mean by "opportunities for

capital gain, whether as a result a discount purchase or related equity participations."

Risk Factors, page 9

Our management has limited experience in managing the day to day operations of a public company…, page 14

2. Please revise your disclosure elsewhere in the prospectus to describe your management's limited experience in managing the day to day operations of a public company. To the extent management has no experience in managing a public company, please revise accordingly.

Two members of our management have no significant experience…, page 14

3. We note the revised disclosure on page 14 that one member of your management team has significant experience in the real estate business. Please revise to remove this mitigating language from the risk factor.

Plan of Operation, page 26

4. Please revise to state that the expenses of this offering will be covered in part by the proceeds raised in your recent unregistered offerings, not as a result of proceeds raised in this offering as you will not receive any proceeds from the sale of shares offered by the selling shareholders in this offering.

5. We note the revised disclosure on page 26 that you believe that as soon as you have a ticker symbol you will be able to raise additional equity and raise $10 million by the end of April 2010 because the three officers and directors of the company all have contacts from their past businesses who they believe may invest after that date. Please revise your disclosure to provide a more detailed basis for your statement regarding your ability to raise $10 million by the end of April 2010 or remove the statement. Please specifically explain how having a ticker symbol will enable you to issue additional equity and raise $10 million. In addition, please clarify, if true, that you have no specific agreements to raise these funds and that, if you are unable to raise funds, an investor could lose their entire investment.

Management Experience in Real Estate, page 29

6. We note the revised disclosure regarding the real estate experience of Mr. Spiros Sinnis. Please revise to clarify what you mean by his "management" of the properties. To the extent that Mr. Sinnis was the sole investor in the properties or raised money with other investors, please revise to describe. For those properties sold, please provide additional detail regarding the "substantial profit margin,"

including the date acquired, the date of sale, the cash received net of closing costs and the total acquisition costs, including capital expenses.

7. We note the property located in Addison, Illinois, was "family owned." Please revise to describe Mr. Sinnis' role with respect to investing in and managing this property. To the extent that Mr. Sinnis did not control the investment or management of this property, please revise your disclosure to describe Mr. Sinnis' role and include the discussion in the narrative instead of the chart.

Statements of Operations (unaudited), page F-13

8. Please clarify the components of general and administrative expenses. Also, on page F-17 you state that no organizational or offering costs have been incurred as of October 31, 2009; please clarify if organizational and offering costs have been paid by others on your behalf.

Note 5 – Related Party Transactions, page F-20

9. Please tell us how you determined that 6% was an appropriate rate to use in imputing interest expense on the loan from your director.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Michael T. Williams, Esq.
Williams Law Group, P.A.
Via Facsimile: (813) 832-5284